SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

PORTUGAL TELECOM, SGPS S.A.

Open Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 26,895,375

Registration with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

NOTICE

In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS S.A. to be held at Centro de Congressos de Lisboa, Praça das Indústrias, in Lisbon, as the Company’s registered office offers no conditions for such meeting, on 30 June 2010, at 10:00 a.m., with the following agenda:

AGENDA

Sole Item:

To resolve on the proposal received from Telefónica on 1 June 2010 regarding the acquisition of the shares held by companies of the Portugal Telecom Group in Brasilcel, N.V., under the terms and at the price of the current offer or at a higher price presented.

Preparatory Information to the General Meeting

On the date of disclosure of this Notice, the proposal to be submitted by the Board of Directors to the General Meeting, any appendices thereof and other preparatory information data will be made available to the Shareholders at the Company’s registered office and on its website www.telecom.pt. The proposal will also be made available to the Shareholders at the Information Disclosure System of the Portuguese Securities Commission (www.cmvm.pt).

Participation and Exercise of Voting Rights

Paragraphs 1 and 5 to 18 of article 13 of the Articles of Association of Portugal Telecom, SGPS S.A., on the participation in and exercise of voting rights at a General Meeting of Shareholders, are transcribed below.

“Article 13

Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

[…]

5. To each 500 shares shall correspond one vote, and shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group’s members, they make up the number of shares required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established.

7. The terms and conditions for the exercise of vote by correspondence or by electronic means shall be established by the Chairman of the Board of the General Meeting in the respective call, so as to ensure its authenticity, regularity, safety, trustfulness and confidentiality until the voting takes place. In either case, the Chairman of Board of the General Meeting shall receive a communication made by the relevant shareholder, together with simple signature accompanied with a photocopy of the shareholder’s identity card or, in the case of corporations, together with a legally acknowledged signature. In order to ensure confidentiality, these documents shall be addressed to the Chairman of the Board of the General Meeting in a closed envelope, which shall only be opened at the counting of the votes.

8. Votes cast by correspondence or by electronic means shall be considered as votes against the resolution proposals presented after such votes are cast.

9. The attendance to the General Meeting of a shareholder who has exercised his/her voting rights by correspondence or by electronic means, or the attendance of his/her representative, shall cause the revocation of the vote cast by those means.

10. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as the representative of another shareholder, when exceeding ten per cent of the company’s total voting stock, shall not be counted.

11. For the purposes of this article, shares shall be deemed to belong to the shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

12. The limit set out in number ten above shall apply to all resolutions, including those requiring a qualified majority.

13. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

14. The limitations set forth in the foregoing numbers shall apply to any usufructuaries and pledgees of shares.

15. In the context of ADR (American Depositary Receipt) or GDR (Global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following number, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

16. By virtue of the foregoing number:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code applicable to representatives shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of number eleven shall be considered, and each such owner shall be subject to the provisions of article twelve.

17. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

18. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

It should also be taken into account that, further to the introduction of the new article 23-C in the Portuguese Securities Code, which has established the record date rule and has forbidden any share blocking, Shareholders who, at 00:00 hours (GMT) on the 23rd June 2010 (“Record Date”), hold shares attributing them at least one vote shall be entitled to participate in and vote at the General Meeting.

The right to participate and to vote at the General Meeting shall not be impaired by any transfer of shares occurring after the Record Date, nor shall it depend on a blocking of the same between the Record Date and the date of the General Meeting.

Shareholders intending to take part in the General Meeting of Shareholder shall declare such intent to the Chairman of the Board of the General Meeting (*) and the financial intermediary with whom they have opened an individual securities account by no later than 11:59 p.m. (GMT) on the 22nd June 2010. For such purpose, Shareholders may use the declaration forms made available to them at the Company’s registered office and on its website www.telecom.pt as from the publication of this Notice.

The declaration to the Chairman of the Board of the General Meeting referred to in the previous paragraph may be transmitted by e-mail to the address: assembleia-ptsgps@telecom.pt.

Financial intermediaries who are informed of the intent of their clients to take part in the General Meeting shall send to the Chairman of the Board of the General Meeting (*), by 11:59 p.m. (GMT) on the 23rd June 2010, information on the number of shares registered in the name of each client as of the Record Date, and for such purpose they may use the e-mail address assembleia-ptsgps@telecom.pt.

Any Shareholder who, as a professional, holds shares in his own name but on behalf of his clients may vote in different directions with his shares, provided that, in addition to the participation declaration and to his financial intermediary sending all information as referred to above, he submits to the Chairman of the Board of the General Meeting, by 11:59 p.m. (GMT) on the 22nd June 2010, by using any sufficient and proportional means of proof: (i) the identification of each client and the number of shares entitled to vote on such client’s behalf, and (ii) the voting instructions given by each client specifically for each item on the agenda.

Shareholders having declared their intent to take part in the General Meeting as abovementioned who transfer any shares between the Record Date and the closure of the General Meeting shall immediately give notice thereof to the Chairman of the Board of the General Meeting and the Portuguese Securities Market Commission.

Shareholders will only be admitted to participate and vote at the General Meeting if: (i) the abovementioned declaration, expressing their intent to participate in the General Meeting, has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 22nd June 2010, and (ii) all information above mentioned has been received from the financial intermediary with whom they have opened the individual securities account by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 23rd June 2010.

Shareholder Rights

(i) Right to information at a General Meeting of Shareholders

Any Shareholder may, in the course of a General Meeting, request for true, detailed and clear information so as to permit him to form a grounded opinion on the matters submitted to resolution.

Any information requested shall be given by the corporate body qualified therefore and may only be withheld in the event its disclosure might cause serious harm to the Company, or to a related company, or a violation of secrecy as imposed by law.

(ii) Right to apply for insertion of items on the agenda

A Shareholder or Shareholders holeding shares corresponding to at least 2% of the Company’s share capital are entitled to apply for insertion of items on the agenda, by means of written application addressed to the Chairman of the Board of the General Meeting (*).

The said application shall be submitted, accompanied by a resolution proposal for each requested item, in the 5 days following the date of the publication of this Notice.

(iii) Right to submit resolution proposals

A Shareholder or Shareholders holding shares corresponding to at least 2% of the Company’s share capital are entitled to apply for insertion of resolution proposals on the items mentioned on or added to the agenda.

For such purpose, Shareholders shall address a written application to the Chairman of the Board of the General Meeting, together with any information accompanying such proposal, in the 5 days following the date of the publication of this Notice.

Representation of Shareholders

Shareholders may arrange to be represented at the General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the Board of the General Meeting of Shareholders will be sufficient.

For such purpose, Shareholders may access the form that will be available at the registered office and on the website www.telecom.pt, as from the publication of this Notice.

Any Shareholder may appoint different representatives as to shares held in different securities accounts.

The letters of representation of Shareholders as referred to in the foregoing paragraphs, as well as the letters of Shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings shall be addressed to the Chairman of the Board of the General Meeting (*) no later than 5:00 p.m. (GMT) on the 25th June 2010.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, provided that, no later than 5:00 p.m. (GMT) on the 14th June 2010, the Chairman of the Board of the General Meeting (*) receives a communication, with a certified signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the address to which voting papers and other documentation should be sent. In reply, the Company will send out the relevant voting papers and other documentation, and such Shareholder must send to the Chairman of the Board of the General Meeting (*) a closed envelope containing another envelope with the duly completed voting papers, such that the Chairman receives it no later than 5:00 p.m. (GMT) on the 25th June 2010.

As an alternative, Shareholders may also download the voting papers from the website www.telecom.pt (such papers to be made available thereon as from publication of this Notice), and send the same, addressed to the Chairman of the Board of the General Meeting of Shareholders (*), duly completed and in a closed envelope, so that they are received, together with an envelope containing the photocopy of the identity card (or, in the case of Shareholders who are corporations, a certified signature document), no later than 5:00 p.m. (GMT) on the 25th June 2010.

The votes of Shareholders will only be considered if: (i) the abovementioned declaration, expressing their intent to participate in the General Meeting, has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 22nd June 2010, and (ii) all information above mentioned has been received from the financial intermediary with whom they have opened the individual securities account by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 23rd June 2010.

Voting by electronic means

Shareholders with voting rights may also vote through the website www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. (GMT) on the 14th June 2010, the Chairman of the Board of the General Meeting (*) receives a communication, prepared in accordance with the form made available on that same website, which communication must contain a certified signature (or, in the case of individuals, a simple signature accompanied by a photocopy of the relevant identity card), and set out the mailing address to which the Shareholder wishes that the password to be made available by the Company to be sent.

Such Shareholders may cast their votes between 00:00 hours (GMT) on the 21st June 2010 and 5:00 p.m. (GMT) on the 25th June 2010.

The votes of Shareholders will only be considered if: (i) the abovementioned declaration, expressing their intent to participate in the General Meeting, has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 22nd June 2010, and (ii) all information above mentioned has been received from the financial intermediary with whom they have opened the individual securities account by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on the 23rd June 2010.

Counting of votes

Votes cast either by correspondence or by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

(*)	Chairman of the General Meeting of Shareholders:

Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa
Telephone:	+ 351 800 207 369
Fax:	+ 351 215 001 890
E-mail:	assembleia-ptsgps@telecom.pt

Lisbon, 4 June 2010

The Chairman of the Board of the General Meeting of Shareholders

António Manuel da Rocha e Menezes Cordeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.